UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: December 30, 2020

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Offer Letter for Chief Executive Officer

In connection with the appointment, effective September 21, 2020, of Dr. Ying Huang as Chief Executive Officer of Legend Biotech Corporation (“Legend”), on December 24, 2020, Legend Biotech USA, Inc. and Dr. Huang entered into an employment agreement setting forth the terms of his employment.

The employment is “at will” and may be terminated at any time. Pursuant to the employment agreement, Dr. Huang is entitled to an initial annual base salary of $642,000. Commencing in 2021, Dr. Huang is also eligible to receive an annual performance bonus, with a target bonus of 65% of his base salary. Dr. Huang is also entitled to receive an annual award of $1,000,000 in restricted stock units of Legend, which will vest in three equal installments on each of the first three anniversaries of the grant date, subject to continued service and achievement of any performance objectives established by Legend’s Board of Directors. Dr. Huang is entitled to receive a one-time award of share options to purchase 300,000 ordinary shares at an exercise price equal to the fair market value on the grant date, which will vest in three equal installments on each of the first three anniversaries of their grant date, subject to continued service and achievement of any performance objectives established by Legend’s Board of Directors.

Pursuant to the employment agreement, if Dr. Huang’s employment is terminated other than for “cause,” (i) he is entitled to severance equal to 12 months of his base salary; and (ii) shares underlying restricted stock units and share options which are then eligible to vest during the 12-month period following the termination date will become immediately vested and exercisable, subject to execution by Dr. Huang of a severance agreement and general release of claims, with any remaining unvested restricted stock units and option shares to be forfeited.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of the Company on Form S-8 (No. 333-239478) to the extent not superseded by documents or reports subsequently filed.

The employment agreement is attached to this Form 6-K as Exhibit 10.1.

Cautionary Note Regarding Forward-Looking Statements

Statements in this Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the potential contribution of Dr. Huang as Chief Executive Officer and Dr. Huang’s compensation. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the Company’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

10.1*	Employment Agreement with Dr. Ying Huang

*	In accordance with Item 601(a)(6) of Regulation S-K, certain information has been excluded from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

December 30, 2020	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer